CONFIDENTIAL TREATMENT REQUESTED

BY CONNECTURE, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

October 28, 2014

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief—Legal

  Gabriel Eckstein, Staff Attorney

  Barbara C. Jacobs, Assistant Director

  Tamara Tangen, Staff Accountant

  Craig Wilson, Senior Assistant Chief Accountant

Re: Connecture, Inc.

Registration Statement on Form S-1

File No. 333-199484

Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of Connecture, Inc. (the “Company”) in connection with the review by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-199484) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purposes of this letter are (i) to provide an update to the Staff regarding offering timing considerations, and (ii) to notify the Staff of the currently anticipated price range in connection with the Company’s pursuit of a public offering in the fourth quarter of 2014, so that the Staff can complete its review of the Company’s option pricing and fair value determinations.

Timing Considerations

The Company advises the Staff that it anticipates printing its preliminary prospectus on November 10, 2014, and commencing its road show on November 11, 2014, with a target pricing date of November 20, 2014. To achieve this schedule, the Company respectfully requests that the Staff provide the Company with an assessment of the Company’s option pricing and fair value determinations on or prior to November 3, 2014. The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Valuation Guidance

In connection with its efforts to evaluate whether to pursue a public offering in the fourth quarter of 2014, during the week of October 20, 2014, the Company, in consultation with the representatives of the managing underwriters, estimated a price range between $[***] and $[***] per share. At that time, representatives of the underwriters indicated to the Company that the proposed range was subject to change based on market conditions.

The Company advises the Staff that the Company anticipates effecting a reverse stock split prior to the effective date of the Registration Statement, but has provided the anticipated $[***]-$[***] per share price range to the Staff on a pre-stock split basis to enable the Staff to complete its review of the Company’s option pricing and fair value determinations by reference to the pre-split financial information contained in the Registration Statement as publicly filed on October 20, 2014. The Company further advises the Staff that the estimated price range on the cover of the “red herring” preliminary prospectus to be included in a pre-effective amendment to the Registration Statement, assuming the offering were to close during the fourth quarter, will be within the $[***]-$[***] per share price range notified in this letter, as adjusted to give effect to the referenced reverse stock split and narrowed to a two dollar price range after taking into account the reverse stock split. The estimated $[***]-$[***] price range for this offering is based on a number of factors, including the prevailing market conditions and estimates of the Company’s future prospects, the general condition of the securities market and preliminary discussions with the representatives of the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in the “red herring” preliminary prospectus in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated $[***]-$[***] price range, as adjusted to give effect to the referenced reverse stock split. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Securities and Exchange Commission Re: Connecture, Inc. October 28, 2014 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY CONNECTURE, INC.

Previously Provided Information Concerning Fair Value of Common Stock

The section captioned “Stock-Based Compensation” beginning on page 65 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes an explanation of (i) the Company’s approach to accounting for stock-based compensation and (ii) the methodology used by the Company to determine the fair value of its common stock on dates stock options were granted by the Company’s Board of Directors. The assumptions used for estimating the weighted average fair value of the Company’s option grants using a Black-Scholes option-pricing model are set forth in Notes 11 and 8 of the Company’s Consolidated Financial Statements and Condensed Consolidated Financial Statements, respectively, included in the Registration Statement. The Company and its Board of Directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The Company obtained independent valuations performed in accordance with the AICPA Practice Aid from an independent valuation firm and acted in good faith to ensure that relevant business developments were taken into account in making valuation determinations. The discussion that follows describes certain option grants made within the past 12 months and the Company’s accounting for such options.

Grants of Options on October 22, 2013 and January 7, 2014

Based in part on a third-party valuation at December 31, 2012 and the Company’s Board of Directors’ good faith assessment of various objective and subjective factors as described on pages 65 and 66 of the MD&A, the Company’s Board of Directors granted options to purchase 362,600 shares and 130,092 shares, in each case at an exercise price of $0.977 per share, on October 22, 2013 and January 7, 2014, respectively, and granted options to purchase 156,110 shares at an exercise price of $0.572 per share on January 7, 2014. The grant of options to purchase 156,110 shares was made at a price below estimated fair market value and was structured in a manner to qualify as deferred compensation under Internal Revenue Code Section 409A. The price range for a potential public offering was not known or considered by the Company’s Board of Directors in determining the exercise prices for the options granted on October 22, 2013 and January 7, 2014.

Subsequent to the January 7, 2014 option grant, the Company obtained a third-party valuation of the Company’s common stock as of December 31, 2013. This valuation valued the Company’s common stock at a fair value of $6.04 per share.

Accounting Treatment of the October 2013 and January 2014 Option Grants

In the course of preparing its consolidated financial statements for the year ended December 31, 2013 and the six month period ended June 30, 2014, the Company considered the time span between the date of the most recent third-party valuation of its common stock and the date of grant of the above described awards in October 2013 and January 2014, as well as the updated third-party valuation of the Company’s common stock as of December 31, 2013. Taking these matters into account and with the benefit of hindsight, the Company determined for financial reporting purposes that the estimated fair value of the common stock on October 22, 2013 and January 7, 2014 was equal to the higher estimated fair value of $6.04 per share reflected in the valuation at December 31, 2013, rather than the $0.977 per share valuation. As a result, the Company recorded approximately $0.2 million and $0.6 million of stock-based compensation expense related to these stock option grants in the year ended December 31, 2013 and in the six months ended June 30, 2014, respectively. The Company measures stock-based compensation expense at estimated fair value net of estimated forfeitures and generally recognizes the corresponding compensation expense on a straight-line basis over the service period during which awards are expected to vest. Forfeiture rates are estimated at grant date based on historical experience and adjusted in subsequent periods for differences in actual forfeitures from those estimates.

Conclusion

Based on the close proximity of the fair value of the Company’s common stock at December 31, 2013 and the anticipated price range determined after consultation with the representatives of the managing underwriters in connection with the Company’s pursuit of a public offering in the fourth quarter of 2014, the Company believes that its option pricing and fair value determinations underlying its accounting treatment of the option grants described above are reasonable and appropriate.

Securities and Exchange Commission Re: Connecture, Inc. October 28, 2014 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY CONNECTURE, INC.

Please direct your questions or comments regarding this letter to the undersigned by telephone to (212) 335-4970 or by email to christopher.paci@dlapiper.com. Thank you.

Respectfully submitted,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci

Partner

cc:	Robert Douglas Schneider (Connecture, Inc.)
James P. Purko (Connecture, Inc.)
Joseph G. Silver (DLA Piper LLP (US))
Samer M. Zabaneh (DLA Piper LLP (US))
Patrick O’Brien (Ropes & Gray LLP)
Michael D. Beauvais (Ropes & Gray LLP)